SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 19341
(AMENDMENT NO. 1)

Legend Oil & Gas, Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

52490C 10 1
(CUSIP Number)

October 20, 2011
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 244866208	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
International Sovereign Energy Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada
	5	SOLE VOTING POWER
NUMBER OF		3,552,516
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		3,552,516
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,552,516
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.0%
12	TYPE OF REPORTING PERSON*
CO

CUSIP No. 244866208	13G	Page 3 of 5 Pages

Item 1 (a).	Name of Issuer:

Legend Oil & Gas, Ltd.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

1420 Fifth Avenue, Suite 2200 Seattle, Washinton 98101

Item 2 (a).	Name of Person Filing:

International Sovereign Energy Corp.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

1750, 801 – 6th Avenue SW Calgary, Alberta T2P 3W2 Canada

Item 2 (c).	Citizenship:

Alberta, Canada

Item 2 (d).	Title of Class of Securities:

Common Stock

Item 2 (e).	CUSIP Number:

52490C 10 1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

3,552,516

(b)	Percent of Class:

7.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

3,552,516

CUSIP No. 244866208	13G	Page 4 of 5 Pages

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

3,552,516

(iii)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 244866208	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct on October 31, 2011.

INTERNATIONAL SOVEREIGN ENERGY CORP..

By: /s/ John Lokker
Name: John Lokker Title: Chairman